



COMMITTED *to*...

COMMUNITY SHORES BANK CORPORATION 2006 ANNUAL REPORT


COMMUNITY
SHORES BANK
CORPORATION



TOTAL ASSETS
in millions
$193.5
$222.2
$247.0
2004
2005
2006
EARNINGS PER SHARE
diluted
$0.55
$0.82
$0.89
2004
2005
2006
RETURN ON AVERAGE EQUITY
6.17%
8.63%
8.59%
2004
2005
2006

SELECTED FINANCIAL INFORMATION

As or For the Year Ended December 31, (dollars in thousands, except per share data)	2006	2005	2004
RESULTS OF OPERATIONS:			
Net interest income	$ 8,478	$ 8,161	$ 6,446
Provision for loan losses	721	854	460
Noninterest income	1,517	1,263	978
Noninterest expense	7,390	6,785	5,745
Income before income tax expense	1,884	1,785	1,219
Income tax expense	569	572	415
Net income	1,315	1,213	804
FINANCIAL CONDITION:			
Total assets	246,981	222,166	193,508
Total loans	207,432	192,645	171,451
Allowance for loan losses	2,549	2,613	2,039
Securities	18,442	18,902	16,930
Deposits	214,282	190,451	158,821
Federal funds purchased and repurchase agreements	4,495	6,065	9,981
Notes payable and FHLB advances	10,900	10,500	10,500
Shareholders' equity	16,119	14,500	13,399
PERFORMANCE RATIOS:			
Return on average assets	0.57%	0.57%	0.42%
Return on average shareholders' equity	8.59	8.63	6.17
Net interest margin (tax equivalent)	3.89	4.00	3.52
Efficiency ratio	73.94	72.00	77.32
PER SHARE DATA:			
Earnings per share—basic	$ 0.91	$ 0.85	$ 0.56
Earnings per share—diluted	0.89	0.82	0.55
Book value per share	10.99	10.09	9.37
CAPITAL RATIOS:			
Tier 1 risk-based capital	9.23%	9.48%	10.00%
Total risk-based capital	10.37	10.73	11.15



our COMMUNITY

Downtown Muskegon is truly transforming. What once was a manufacturing Mecca is now the embodiment of opportunity. Over the next year, much will come to the lakeshore in the way of new business, entertainment, recreation and tourism. We're thrilled to call Muskegon our birthplace and can't wait to see what happens next.

We know *the* value *of* personal relationships *and the* power *of* understanding *our* customers. We emphasize *the* development *of* working partnerships *that* result *in* long-term profitability.





our PEOPLE

Senior management has over 250 years of banking experience. With the highest standards of integrity and professionalism, they exemplify what makes us different. They share their passion for banking with fellow employees. They lead by example and others follow by choice.

WE'RE PROUD *to be a* PART *of the* FUTURE ECONOMIC DEVELOPMENT *of our* LAKESHORE COMMUNITIES. WE *are* ESTABLISHING STRONG ROOTS SUPPORTING GROWTH *and the* DEVELOPMENT *of* SHAREHOLDER VALUE.





our FUTURE

Our investment in new branches is fundamental to our future growth. These facilities will enhance customer service, attract new customers, improve market penetration and increase retail and commercial loan volume. Our entrepreneurial, friendly and community-focused culture will provide a strong foundation from which we will work to attain our goals.



to our SHAREHOLDERS

THIS PAST YEAR WAS ONE *of* CHALLENGES, SUCCESSES, OPPORTUNITIES *and* CHANGE.

CHALLENGES

Our challenges included battling a weakening Michigan economy, as well as an inverted yield curve. Despite these detractors, we reported a 6.2% increase in net revenue. This resulted in earnings per diluted share of $0.89, a respectable 8.5% increase. Importantly, we made significant strides in our endeavor to increase non-interest income. We outperformed our peers achieving a 20.1% increase over last year. Our net interest income increased a modest 3.9% as we experienced a slight degree of margin compression.

While our great state has seen better times, it is important to note that West Michigan continues to be a bright spot in which to do business. According to the Upjohn Institute, Muskegon County outperformed the nation in two critical growth sectors: service providing and professional services. Additionally, the County has outpaced the nation in manufacturing employment since 2003. While the auto industry may be struggling, its income and wealth generation capacity is still significant and it is fueling capital expenditure and production in our market area. In Ottawa County, the furniture industry has recovered and economic conditions are improving. Community Shores Bank's lenders, management and directors have an excellent knowledge of the business climate in the markets we serve. We are well positioned to maximize business in areas of positive growth.

SUCCESSES

LENDING As a true community bank, we bring traditional banking value to small and mid-size businesses. We believe in high touch, high service partnerships where our banking professionals bring knowledge and expertise to an entire business relationship. Enhancing our ability to provide greater financing accessibility to new and existing companies, through expanded lending capabilities with the U.S. Small Business Administration (SBA), was a priority throughout our organization in 2006.

Our results in this initiative were outstanding. Having attained preferred lender status with the SBA, the bank originated 30% of the total SBA loans and 29% of the total dollars in Muskegon County. Within one year, we have become Muskegon County's number one SBA lender. We are also proud to employ the U.S. Small

Business Administration's Michigan Financial Services Champion for 2006, Mr. Eric Seifert.

These achievements have provided us with opportunities to expand our business customer base and deepen our existing relationships. Additionally, through the secondary market sale of the guaranteed portion of these loans, we increased fee income and ultimately improved earnings. We anticipate further success in this endeavor going forward.

BRANCHING A large portion of our plans for expansion, described in last year's shareholder letter, were realized during this past year. The grand opening of our fourth location on Harvey Street, across from the Lakes Mall in southwestern Muskegon County, was attended by over 200 of our customers, business partners and shareholders. Within three months of operation, transaction counts have shown this strategically located branch to have succeeded in adding convenience for our growing customer base. We are also creating new introductions to our Bank and generating fee income through this office's ATM, where 28% of the monthly transactions are "foreign" or non-customer.

The relocation of our North Muskegon Branch, to the Causeway, was also a tremendous success. At the previous location, our loyal customers tolerated one drive through lane—a lane also shared by an ATM and night drop—for over five long years. The much awaited full service office opened with a bang and we were rewarded with $1.7 million dollars in new customer business within the first two months of moving. Including new accounts from existing customers, the office generated $3.7 million dollars in deposits during the months of January and February 2007. The new site has improved accessibility, visibility and, more importantly, evidences a renewed commitment to the communities we serve.

Following these branching accomplishments is the relocation of our Grand Haven office to Beacon Boulevard at Taylor. Construction is underway and completion is scheduled for August of this year. As this branch facility takes shape, it clearly communicates our intention to visually brand our locations through architectural design. Our signature blue roof has quickly become a trademark identifier!

While already showing signs of success, your Board of Directors is sensitive to the associated expense of our investments in infrastructure. We strongly believe that the execution of strategic branching initiatives will strengthen the value of the franchise and improve performance through the generation of lower costing deposits and asset growth. This translates into increased shareholder value. Firmly establishing our footprint is both proactive and defensive, and will ensure that we maintain a strong competitive advantage.

OPPORTUNITIES

PEOPLE All banks, and especially community banks, laud the talents of their people. After all, community banking is not a commodity, it is about relationships. We all strive to employ the most knowledgeable, personable and professional talent available. Your Board and Management believe that we not only strive, but are successful in this effort by virtue of our steadfast commitment to empowerment. We value the experience and contributions that each staff member is able to make. We provide our people with education, tools and a structure that uses their individual business aptitude in decision making. This is in stark contrast to the development and hand off method of the centralized decision process utilized by our competitors.

Our people truly represent opportunity for Community Shores Bank. During 2006, we increased staff by 20%, primarily in sales and service positions. As each individual joined the company, they embraced our culture. In doing so, they increase our circle of influence, create energy and generate excitement internally and externally for our organization. These factors will foster growth and provide business prospects despite a soft economic environment.

MORTGAGE BANKING As a strong community is diverse, so is a community based bank with a diverse lending portfolio. While commercial lending has been forefront and center to our business model since we opened our doors in 1999, the time has come to purposefully expand into other business lines. We know the housing market is not robust, yet we believe this is the best time to lay a foundation for a concerted entry into the mortgage origination market. We have provided customers with mortgage loans, but until now, have not chosen to maximize upon secondary market origination. It is our intention, over the next two years, to broaden our mortgage portfolio and increase non-interest income through the development of a strong secondary market sales effort. Retail sales opportunities, presented by a strong mortgage program, are significant. They include equity loans and an array of full service banking products.

CHANGE

MANAGEMENT There are always positive and negative aspects to change. A change in the top leadership position of any organization cannot be trivialized, especially in a company that values its people and relationships as much as Community Shores Bank. Your Board of Directors believed it imperative that while the person serving as President and Chief Executive Officer changed, the mission, vision, culture and core values of the organization remained constant. By adhering to our founding tenets, and improving our governance, we believe that we strengthened our franchise, positioning us for the creation of greater shareholder value.

Management style is an important factor in defining organizational culture. We leverage individual talent through teamwork. The eight people comprising the Executive Officers of the Company, Senior Vice Presidents, and Management Team of the Bank have over 250 years of combined banking experience. With this amount of tenure, it is obvious that we consider banking a true profession and approach it passionately. It is not simply a "career," it is about making a difference in the communities in which we live.

BOARD OF DIRECTORS In the post-Enron world of SOX 404, a strong, active and engaged board of directors is critical to any publicly held company. The Community Shores Bank Corporation Board of Directors is comprised of individuals who have these attributes and are committed to representing you, our shareholders, effectively. In May of this past year, Mr. Gary Bogner, a founding director, resident and business owner from North Muskegon, was elected Chairman of the Company and Bank Boards. Mr. Dennis Cherette, a founding director, resident and business owner from Grand Haven, was elected Vice Chairman of the same boards.

Expanding our leadership constituted another positive change as we welcomed Mr. Steven P. Moreland and Mr. Jonathan L. Smith to the board of directors of Community Shores Bank Corporation and Community Shores Bank. Steve is the President and Owner of Automatic Spring Products in Grand Haven. He brings manufacturing experience, process engineering, competitive insight and business acumen to the Board.

Jon is an experienced banker, consultant and former officer of Security Capital Group, a NYSE traded company. He brings a wealth of banking experience to the Board, having begun his career with Citigroup in New York City where he was responsible for a variety of national and international businesses including commercial real estate; asset based lending and leveraged buyouts. In 2003, he returned to his hometown of Grand Rapids to oversee all of the Corporate Banking business of Fifth Third Bank, serving as its Executive Vice President. Jon is currently employed in Grand Haven at Investment Property Associates.

The collective talent, knowledge, energy and resources of your Board of Directors and management team are focused on growing our business, improving profitability and enhancing shareholder value. We appreciate your investment in the Company and your patronage as customers.

IN CLOSING Webster defines community as a "unified body of individuals" and as "having joint ownership or participation." We embody this definition not only in our name, but in our actions. In every respect, we are a working and contributing participant in the vibrant communities we serve. We are like no other bank you know.

Sincerely,



Heather D. Brolick
President and Chief Executive Officer
Community Shores Bank Corporation
March 21, 2007

financial PERFORMANCE

10
MANAGEMENT'S DISCUSSION *and* ANALYSIS

24
REPORT *of* INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

25
CONSOLIDATED BALANCE SHEETS

26
CONSOLIDATED STATEMENTS *of* INCOME

27
CONSOLIDATED STATEMENTS *of* CHANGES *in* SHAREHOLDERS' EQUITY

28
CONSOLIDATED STATEMENTS *of* CASH FLOWS

29
NOTES *to* CONSOLIDATED FINANCIAL STATEMENTS

47
SHAREHOLDER INFORMATION

48
DIRECTORS *and* OFFICERS

MANAGEMENT'S DISCUSSION *and* ANALYSIS

INTRODUCTION

Community Shores Bank Corporation ("the Company") is a Michigan corporation and is the holding company for Community Shores Bank ("the Bank") and Community Shores Mortgage Company ("the Mortgage Company"), a wholly-owned subsidiary of the Bank. On September 27, 2002, the Company received regulatory approval to become a financial holding company and created Community Shores Financial Services ("CS Financial Services"). In December 2004, a business trust subsidiary was formed called Community Shores Capital Trust I ("the Trust").

The Bank commenced operations on January 18, 1999. The Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank provides a full range of commercial and consumer banking services in Muskegon County and Northern Ottawa County, Michigan. The Bank currently has four locations from which to serve the communities of Muskegon and Grand Haven.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans in exchange for 100% of the equity capital of the Mortgage Company. On the day that the Mortgage Company commenced operations it began originating residential mortgage loans with the intent to sell them to a third party for a profit. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement. Management chose to form the Mortgage Company to provide better customer service and to increase the profitability of the mortgage function as well as the consolidated Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed CS Financial Services. In 2005, the Michigan Bankers Insurance Center, LLC legally dissolved its partnership of which CS Financial Services held a 1.86% ownership interest. Currently the only source of revenue that CS Financial Services receives is referral fee income from a local insurance agency, Lakeshore Employee Benefits, formerly Lead Financial. Lakeshore Employee Benefits offers amongst other things employer-sponsored benefit plans. CS Financial Services has the opportunity to earn a referral fee for each sale of employer-sponsored benefits that is transacted by Lakeshore Employee Benefits as a result of a referral made by CS Financial Services.

In December of 2004, the Company formed Community Shores Capital Trust I, a Delaware business trust. The Trust is administered by a Delaware trust company, and three individual administrative trustees who are employees and officers of the Company. The Trust was established for the purpose of issuing and selling its preferred securities and common securities and used the proceeds from the sales of those securities to acquire subordinated debentures issued by the Company. A majority of the net proceeds received by the Company was used to pay down the outstanding balance on the Company's line of credit. The remaining proceeds were used to contribute capital to the Bank as well as support the general operating expenses of the Company, including the debt service on the Company's subordinated debentures.

The Company's growth in 2006 was slightly less than the level achieved in 2005. In general, 2006's growth was supported by the Bank's earnings. Projections for 2007 indicate that the Company has access to sufficient funds, via a $5 million line of credit with LaSalle Bank National Association, to meet its cash requirements and support the Bank's expected growth. The Capital Committee of the Bank recognizes that this is only a short-term solution and meets periodically to assess the short- and long-term capital needs of the Company.

As of December 31, 2006, the Bank had 61 full-time employees and 22 part-time employees, an increase of 10 full-time and 2 part-time positions since December 31, 2005. To accommodate growth, management anticipates increasing staff by 10 full-time equivalent employees during the year 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The purpose of this section of the Annual Report is to provide a narrative discussion about the Company's financial condition and results of operations during 2006. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as disclosures found elsewhere in the Annual Report are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. One material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. Actual results could differ from the estimate.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio and historical loss experience. See the Financial Condition section of Management's Discussion and Analysis and Notes 1 and 3 to the Company's consolidated financial statements for additional information.

Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because (1) the estimate is highly susceptible to change from period to period because of assumptions concerning the changes in the types and volumes of the portfolios and anticipated economic conditions and (2) the impact of recognizing an impairment or loan loss could have a material effect on the Company's assets reported on the balance sheet as well as its net income. Management has discussed the development of this critical accounting estimate with the Board of Directors, and the Audit Committee.

FORWARD-LOOKING STATEMENTS

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Company, the Bank, the Mortgage Company and CS Financial Services. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include, among others, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the national and local economy; the ability of the Company to borrow money or raise additional capital when desired to support future growth; and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

2006 OVERVIEW

The Company's assets grew by 11% to $247.0 million at December 31, 2006. The Company achieved its sixth fully profitable year of operations. For 2006, diluted earnings per share of the Company were $0.89. Year over year earnings per share increased 8.5%. Improvements in the Company's net interest income as well as profits from loan sales positively impacted the bottom line. The Bank's average earning assets grew 7.6% during 2006, which helped improve the Company's net interest income. The increases in gains on loan sales were derived mainly from the sale of Small Business Administration ("SBA")-affiliated loans. Late in 2005, the Bank hired an experienced SBA lender to develop an SBA lending program. The gains are attributed to the sale of the guaranteed portion of floating rate SBA loans originated by the Bank. As a result of our dynamic approach to this business line, the Bank is considered Muskegon's leading SBA lender[1], surpassing the efforts of many large banks in our market. In November 2006, the Bank opened its fourth banking facility located in Norton Shores on Harvey Street. In January 2007, the North Muskegon branch was relocated to a new building located on the Causeway in North Muskegon. Other construction in 2006, occurred in North Ottawa County in the City of Grand Haven. The Bank is constructing a larger branch in which to relocate its Grand Haven office. Completion of the Grand Haven facility is expected to occur in the third quarter of 2007.

1 According to the 2006 statistics compiled by the United States Small Business Administration.

FINANCIAL CONDITION

Total assets increased by $24.8 million to $247.0 million at December 31, 2006 from $222.2 million at December 31, 2005. Growth was mostly attributable to an increase in cash equivalents, loan volume and premises and equipment.

Cash and cash equivalents increased by $4.4 million to $9.1 million at December 31, 2006 from $4.7 million at December 31, 2005. A majority of the increase was a result of more federal funds sold on the last day of 2006. The Bank sold $5.6 million on the last business day of December 2006 compared to federal fund sales in the amount of $.2 million on the last day of 2005.

Securities held decreased by $.5 million during 2006. At year-end there were securities with a market value of $6.8 million pledged to repurchase agreements, and FHLB advances. There were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of the Bank's shareholders' equity. As of December 31, 2006, the Bank owned seventeen municipal securities. Eight of these municipal securities were acquired in transactions that were intended to support community initiatives within Muskegon County as well as generate tax-exempt interest. Fourteen of the seventeen municipal securities owned were designated as held to maturity at the time of purchase.

Loans grew 8% since year-end 2005. This rate of growth is more modest than that experienced in 2005. During 2006, the Bank was able to develop an SBA lending program, which involved the Bank originating SBA loans and selling the guaranteed portion, usually 75–80 percent of the total outstanding principal. The total principal sold related to these transactions was $2.1 million. As a result of the pursuit of this line of business the Bank may not achieve historical portfolio loan growth going forward. Portfolio loan balances were $207.4 million at December 31, 2006 up from $192.6 million at December 31, 2005. Increases to the commercial, commercial real estate, residential and consumer loan portfolios of $15.1 million were offset by a decrease in the construction portfolio of $.3 million.

"Wholesale" banking continues to lead the Bank's advancement. Commercial and commercial real estate loans presently comprise 81% of the Bank's total loan portfolio, nearly the same ratio as at 2005 year-end. There are six experienced commercial lenders on staff devoted to pursuing and originating these types of loans. The $14.1 million in recorded growth was from both existing borrowers needing additional working capital and the establishment of new relationships.

Since the loan portfolio makes up roughly 90% of the Company's earning assets, its composition is critically important from an interest rate risk standpoint. The Company attempts to mitigate interest rate risk in its loan portfolio in many ways. Two of the methods used are to balance the rate sensitivity of the portfolio and to avoid extension risk. At December 31, 2006, there were 53% of the loan balances carrying a fixed rate and 47% a floating rate. Since December 31, 2005, the proportion of fixed rate loans in the portfolio increased 8%. The main reason for this change is the fact that the Bank's internal prime rate increased four times during 2006, causing customers, existing and new, to migrate more towards fixed rate loans. The shift in the distribution resulted in an additional $22.2 million fixed rate loans, more than the total net growth recorded in 2006. The internal prime lending rate has been stable since June 2006. Based on recent economic indicators it is likely that following this period of rate stability there could be a decline in the lending rates going forward. An increase in fixed rate loans would be helpful in a declining rate environment; however, both types of loans may be useful to protect net interest income from being adversely affected by interest rate fluctuations. Management strives to optimize the repricing mix in an effort to protect the earnings of the Company.

Avoidance of extension risk is the other important means to mitigate interest rate risk. In periods of low interest rates it is generally not advantageous for a financial institution to book long-term, fixed rate notes. The maturity distribution of the Bank's loan portfolio was relatively balanced between short-term (less than one year) and long-term (greater than one year) maturities at December 31, 2006.

The contractual loan maturities and rate sensitivity of the loan portfolio at December 31, 2006 have been included below:

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Commercial, financial and other	$14,757,746	$39,135,577	$ 33,923,014	$ 2,480,722	$ 90,297,059
Real estate—commercial	9,039,790	13,597,913	55,322,724	52,138	78,012,565
Real estate—construction	829,881	504,395	—	—	1,334,276
Real estate—mortgages	62,808	209,442	1,299,445	8,600,626	10,172,321
Installment loans to individuals	1,242,725	4,749,638	19,875,955	1,747,837	27,616,155
	$25,932,950	$58,196,965	$110,421,138	$12,881,323	$207,432,376
Loans at fixed rates	$ 6,497,916	$ 8,394,159	$ 86,626,016	$ 8,305,383	$109,823,474
Loans at variable rates	19,435,034	49,802,806	23,795,122	4,575,940	97,608,902
	$25,932,950	$58,196,965	$110,421,138	$12,881,323	$207,432,376

Another facet of the Company's risk management program is reduction of credit risk, the risk of nonpayment. Avoiding portfolio concentrations in any one type of loan or in a specific industry helps to decrease credit risk; however, the risk of nonpayment for any reason exists with respect to all loans. The Bank recognizes that credit losses will be experienced and will vary with, among other things, general economic conditions; the creditworthiness of the borrower over the term of the loan; and in the case of a collateralized loan, the quality of the collateral.

The allowance for loan losses represents the Bank's estimate of the reserve necessary to provide for probable incurred losses in the portfolio. As such, the loan portfolio is reviewed and analyzed on a monthly basis for the purpose of estimating loan losses. The allowance is adjusted accordingly to maintain an adequate level to absorb loan losses given the risk characteristics of the loan portfolio. In making this determination, the Bank analyzes the ultimate collectibility of the loans in its portfolio by incorporating feedback provided by the Chief Lending Officer, an independent loan review and information provided by examinations performed by regulatory agencies.

At December 31, 2006, the allowance for loan losses totaled $2.5 million. The analysis of the allowance for loan losses is comprised of two portions: specific credit allocations and subjective credit allocations. The specific credit allocation includes a detailed review of a credit resulting in an allocation being made to the allowance. Subjective credit allocations are made to various categories of loans based on loan ratings, delinquency trends, historical loss experience as well as current economic conditions. Included in the subjective credit allocations is an allocation for the total balance of the unguaranteed portion of SBA loans in the Bank's loan portfolio. In general the Bank has made a decision to reserve at a higher level due to the nature and characteristics of this category of loans. Since SBA lending is a developing business initiative for the Bank it is likely that the total balance of the unguaranteed portion of SBA loans will increase in the future.

The ratio of allowance to gross loans outstanding decreased to a level of 1.23% since year-end 2005. At December 31, 2005, the allowance contained $347,000 in allocations both specific and subjective for a troubled commercial relationship totaling $829,000. The allowance at December 31, 2006 contains no allocations for this particular commercial relationship. During 2006, the underlying collateral related to the commercial customer was liquidated and the appropriate charge-offs were made, reducing the allowance for loan losses.

The total of all allocations included in the allowance by loan class at December 31, 2006 and 2005 was as follows:

	2006		2005	
Balance at End of Period Applicable to:	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial	$1,239,909	43.5%	$1,460,911[1]	44.6%
Real estate—commercial	943,907	37.6	777,331	35.5
Real estate—residential	50,862	5.0	46,830	4.9
Real estate—construction	15,344	0.6	18,820	0.8
Consumer	298,994	13.3	308,689	14.2
Total	$2,549,016	100.0%	$2,612,581	100.0%

1 Includes allocations totaling $347,228 for the troubled commercial relationship mentioned above.

The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years. Management will continue to monitor the allocation and make necessary adjustments based on portfolio concentration levels, actual loss experience and the financial condition of the borrowers.

Another factor considered in the assessment of the adequacy of the allowance is the quality of the loan portfolio from a past due standpoint. Due to a variety of causes, the Bank observed a year over year decrease in overall past due and non-accrual loans of $286,000 with a majority of the decrease occurring in the 30–59-day past due category.

Loans Past Due:	December 31, 2006	December 31, 2005	Increase (Decrease)
30–59 days	$1,407,000	$2,423,000	$(1,016,000)
60–89 days	886,000	159,000	727,000
90 days and greater	730,000	379,000	351,000
Non-accrual notes	401,000	749,000	(348,000)

It is important to note that twenty percent of the aggregate total of loans 30–59 days past due at December 31, 2005 was related to the troubled commercial relationship mentioned above and that fifty-one percent of the balance had resumed a current status by January 31, 2006.

The 60–89-day category increased $727,000 since year-end 2005. Nearly 22% of the total was brought current by January 31, 2007. One customer relationship, comprising 26% of the balance, has two loans in this category. The customer is in the construction business. A house secures each loan. One house is completed and sold and is in the final stages of closing at which time the Bank's loan will be paid in full. The second house is anticipated to be completed by March 2007 and will be placed for sale. The Bank believes that the underlying collateral in both cases would be sufficient to cover the borrowings if the customer defaulted.

Non-accrual notes decreased $348,000 year over year. During 2006, the Bank worked through several foreclosures on property that had been in the non-accrual category at December 31, 2005.

Contrary to the improvement in past due and non-accrual loans, there was a year over year increase in the ratio of net charge-offs to average loans. Net charge-offs increased $504,000 to $784,000, or .39% of average loans in 2006 compared to $280,000, or .15% of average loans in 2005. During 2006, 62 loans were charged off. The principal balances of these charge-offs aggregated $842,000, which is up from $311,000 charged off in 2005. Nearly half of the charge-offs recorded in 2006 were related to the troubled commercial relationship mentioned above which was identified in the fourth quarter of 2005. Total recoveries on loans charged off were $58,000 in 2006 compared to $31,000 in 2005. Typically recoveries are the result of the bank selling collateral and to a lesser extent payments made by the borrower. Despite the increase in the charge-off ratio, management maintains that the Bank's credit culture and collection process are sound.

Bank premises and equipment increased $5.1 million to $11.0 million at December 31, 2006 from $5.9 million at December 31, 2005. Accumulated depreciation and amortization represented $2.0 million at the end of both 2006 and 2005. During 2006, significant expenditures were made on infrastructure to enhance our footprint in the Muskegon and Northern Ottawa County area.

In January of 2006, the Bank began construction of its fourth banking location at Harvey and Mt. Garfield Road, in Norton Shores. The project was completed and the branch opened its doors in November of the same year. The two-story facility is a little less than 20,000 square feet and in addition to the typical branch accessories located on the first floor, the second floor houses the Bank's operations department, a customer service call center, a training facility, and various lending personnel. The cost of the building was roughly $3.1 million.

Late summer of 2006, the Bank began construction on a branch for its North Muskegon banking location. The new branch, located on the Causeway in the City of North Muskegon, is slightly more than 4,000 square feet. Construction was completed at the end of December 2006. On January 5, 2007, the North Muskegon branch was relocated from its leased facility to its new location. The cost of the building was roughly $1.1 million. A majority of the cost of this project appears in the construction in progress balance on December 31, 2006. Depreciation expense will begin in the first quarter of 2007.

In October 2006, the Bank finalized the purchase of vacant land located on Apple Avenue at Quarterline in the City of Muskegon. The purchase price of the property was $721,000. The intention of the Bank is to build a fifth banking location.

Late in the third quarter of 2006, construction began on a new location for the Bank's Grand Haven branch, which is currently operating out of a leased facility at US-31 and Robbins Road. The lease expires at the end of August 2007. It is management's intention to relocate the Grand Haven banking office to the new branch at US-31 and Taylor prior to that time.

Furniture, fixtures and equipment balances increased by a net figure of $677,000. Early in 2006, the Bank retired approximately $316,000 of fully depreciated equipment, mostly personal computers and accessories and purchased replacement computer equipment totaling $77,000. The additional capital expenditures in this category were mainly attributable to the establishment of the new Norton Shores Branch. In 2007, further purchases will be made in conjunction with the newly constructed branches in North Muskegon and Grand Haven.

Accrued interest receivable increased $255,000 between the year-end periods of 2005 and 2006. The increase was related to the increase in the loan portfolio (discussed earlier) as well as increases to the Bank's internal prime lending rate.

Other assets increased $569,000 from December 31, 2005 to December 31, 2006. The largest item contributing to the change is the fluctuation in other real estate owned balances between the two period ends. At December 31, 2006, there was $414,000 in other real estate owned compared to $20,000 at December 31, 2005. Other real estate owned is comprised of properties relinquished by customers through the collection process. Currently there are four properties being held. The largest addition during the year was related to the troubled commercial customer identified in 2005. As properties are added to other real estate owned they are written down to market value based on a professional appraisal or other common means of valuation. Although it is not the preference of the Bank to hold these properties for an extended period of time, disposition at a fair value may be more difficult given the current condition of the local real estate market. If a property is sold at a value less than it is being held in other real estate owned, further losses could result.

Deposit balances were $214.3 million at December 31, 2006, up from $190.5 million held at December 31, 2005. Most deposit categories increased year over year, particularly time deposits; however, there were declines in interest-bearing demand deposits and savings. Total deposit growth for 2006 was $23.8 million. Based on deposit market share reports published by the FDIC, the Bank continued its 4th place position in Muskegon County, the same position that it had in 2005.

Non-interest-bearing balances were $17.2 million at December 31, 2006; a year over year increase of $614,000. An increase to non-interest-bearing accounts is recognized by management as one of the most effective ways to improve net interest margin. The present enhancement of the Bank's branch system is intended to drive growth in all accounts types.

Interest-bearing demand accounts, consisting of both checking and money market, decreased 11.3% during the year. The combined balances were $36.3 million at December 31, 2006 and $40.9 million at year-end 2005. Checking accounts decreased $4.9 million year over year while money market balances increased $240,000. The 20.7% decrease in checking account balances is mostly from a reduction in the balances of three large public fund customers. One public fund relationship withdrew $3.9 million from their interest-bearing demand account and used the proceeds to open short-term time deposits at the Bank. Throughout 2006, time deposit rates were significantly more attractive than the rates on interest-bearing demand accounts. Another public fund customer chose to move their accounts to a large regional bank. The loss of the relationship resulted in a $527,000 reduction in interest-bearing balances between the two year-end periods. The increase in money market balances noted above is mainly the result of existing customers carrying higher balances in their accounts.

Savings accounts decreased $1.3 million since 2005. The balance at December 31, 2006 was $13.1 million, down from $14.4 million. There are two products that make up total savings account balances; regular savings accounts and Premium Sweep savings. Regular savings accounts declined $1.0 million since year-end 2005 mainly from existing customers keeping less on deposit. Premium Sweep savings customer balances decreased $303,000. Although the balances decreased in Premium Sweep savings year over year, the total number of customers in this product have increased by 30%.

Time deposits overall grew $29.2 million. The increase was comprised of local time deposits increasing by $16.8 million and brokered deposits increasing by $12.4 million. Brokered deposits are time deposits received from depositors located outside of our market area and are placed with the Bank by a deposit broker. In the event that management has the opportunity to grow its loan portfolio but does not currently have the liquidity to fund the loan originations, the Bank obtains brokered deposits. At December 31, 2006, approximately 37% of the total deposits reported were brokered compared to 35% a year earlier. During 2006, the spread between the rate of liquid (non-maturing) deposits as compared to that of a time deposit (contractually bound maturity) increased as a result of competitive pressures in the marketplace. This situation enticed local depositors, especially public fund customers, to begin investing in time deposits. A portion of the growth in local time deposits came from public fund customers who were pursuing a higher rate of interest.

Non-deposit funding sources at December 31, 2005 and 2006 for the Bank included repurchase agreements and FHLB advances. There were no federal funds purchased at either year end. Fluctuations in the Bank's daily liquidity position drive required purchases of federal funds. Currently the Bank has $24.5 million of available federal funds lines with various correspondent banks to support unforeseen short-term liquidity fluctuations.

Repurchase agreements decreased $1.6 million from December 31, 2005 to December 31, 2006. A repurchase agreement is treated like a short-term borrowing of the Bank. To secure the short-term borrowing (repurchase agreement), balances held by customers are typically collateralized by high quality government securities held within the Bank's security portfolio. There were five fewer customers in this product between the two year-end periods. One customer was transferred into the Premium Sweep Savings product. Fewer customers and existing customers reducing their carrying balances between the two year-end periods made up the rest of the decrease.

As of the end of 2006, the Bank had the same three advances totaling $6.0 million from the FHLB outstanding as was reflected at December 31, 2005. The balance consists of three separate notes, which are all putable advances. All three instruments currently have rates ranging from 5.10% to 5.99% and are eligible to convert to a floating rate index at the option of the FHLB (put option). The option is contractually available to the FHLB once each quarter. If the option is exercised, the advance will convert to a floating rate based on a spread to LIBOR. In the event that the FHLB exercises its option and the note is converted, the Bank has the opportunity to repay the advance at that time with no pre-payment penalty. At the current rate levels, there is a possibility that the FHLB could exercise the put. The applicable LIBOR rates are monitored every quarter by management to assess the likelihood of the FHLB converting any of the three notes. The scheduled maturities, if the notes are not paid prior to that, are all in 2010.

Subordinated debentures outstanding at December 31, 2005 and 2006 remained at $4.5 million. On December 17, 2004, the Trust, a business trust subsidiary of the Company, using the proceeds from the sale of 4,500 Cumulative Preferred Securities ("trust preferred securities") at $1,000 per security, purchased an equivalent amount ($4.5 million) of subordinated debentures from the Company. Similar to the rate on the trust preferred securities, the subordinated debentures carry a floating rate of 2.05% over the 3-month LIBOR and was initially set at 4.55125%. The stated maturity is December 30, 2034. Interest payments on the subordinated debentures are payable quarterly on March 30th, June 30th, September 30th and December 30th. The most recent payment was made on December 30, 2006. The current rate of interest is 7.41%. The subordinated debentures can be treated as tier one capital for risk-based capital purposes up to a level of 25% of the Company's capital (including the subordinated debentures). Any remaining amount is treated as tier two capital for risk-based capital purposes. The entire $4.5 million qualifies for tier one capital at the Company.

The Company has a $5 million revolving line of credit with LaSalle Bank National Association ("LaSalle"). The total balance outstanding at December 31, 2006 was $400,000. There was no balance on the line at December 31, 2005. The Company made three draws of $200,000 during the first nine months of the year, one in each quarter. During the third quarter, the Company also made a payment of $200,000 using proceeds received from employee stock option exercises. The outstanding principal bears interest at a rate of 90 basis points below LaSalle's prime lending rate, which is currently 8.25%. Interest is owed quarterly in arrears on the first business day of February, May, August, and November until the principal of this note is paid. The borrowings may be prepaid in whole or in part without any prepayment penalty. The proceeds were essentially used for the general operating expenses of the Company.

In 2006, Shareholders' equity increased by a net amount of $1.6 million. Common stock rose by $275,000 from the proceeds of stock options exercised. The consolidated net income for the Company was $1.3 million.

RESULTS OF OPERATIONS

Net income for 2006 was $1.3 million, which was $103,000 more than the net income of $1.2 million recorded a year earlier. The difference represents a 9% increase. On a per share basis, there was an improvement of $0.07, as the Company's diluted earnings per share increased from $0.82 in 2005 to $0.89 in 2006.

Factors contributing to improved earnings included an increase in net interest income of $317,000 and improvement of non-interest income of $254,000 between 2005 and 2006. The Company had retained earnings of $3.0 million at December 31, 2006 compared to $1.7 million at December 31, 2005. The following table illustrates some key operating ratios for the years ended December 31, 2006 and 2005:

	2006	2005
Return on average assets	0.57%	0.57%
Return on average shareholders' equity	8.59	8.63
Average equity to average assets	6.59	6.60

For 2006, net interest income was $8.5 million compared to $8.2 million for 2005. The increase over last year represents an improvement of 4%. Interest income generated during the year was derived from the loan portfolio, the securities portfolio, interest-bearing correspondent accounts and the sale of federal funds. Interest income recorded in 2006 equaled 92% of the Company's annual revenues of which the majority was from the loan portfolio.

For 2006, average earning assets increased by 8% or $15.5 million and the Bank's internal prime lending rate increased four times during the year. The average internal prime lending rate rose from 6.19% in 2005 to 7.96% in 2006, increasing the average rate earned on assets by 89 basis points. As a result of more interest-earning assets and higher rates, interest income improved by $3.0 million.

Interest-bearing liabilities are made up of deposits, federal funds purchased, repurchase agreements, FHLB advances, notes payable and subordinated debentures. These average interest-bearing liabilities increased 9% or $16.9 million during 2006. The average rate paid increased 107 basis points year over year. As a result of both factors, the interest expense incurred on these products totaled $8.0 million for the year compared to a figure of $5.4 million for 2005. The higher cost of funds was directly related to an escalation of the portfolio rate on time deposits, the largest liability category. Year over year the average rate paid on the time deposit portfolio increased 106 basis points. In 2006, competition played a large role in the time deposit market driving rates up more quickly than increases to rates on interest-bearing demand deposit products. In some cases, depositors reacted by moving money from demand deposits to time deposits, particularly time deposits with short maturities. Throughout the year, the Bank offered time deposit specials to retain and attract deposits. At December 31, 2006, the time deposit portfolio comprised 69% of total interest-bearing deposits compared to 62% in 2005.

Some of the factors affecting both net interest spread and net interest margin were mentioned above, including the mix of interest-earning assets, the mix of interest-bearing liabilities and the interest rate sensitivity of the various categories. To illustrate the Company's condition, the following table sets forth certain information relating to the Company's consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields and costs are derived by dividing income or expenses by the average daily balance of assets or liabilities, respectively, for the periods presented:

	Years Ended December 31:					
	2006			2005		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets						
Federal funds sold and interest-bearing deposits with banks	$ 3,115,319	$ 144,855	4.65%	$ 2,015,919	$ 62,276	3.09%
Securities[1, 2]	19,371,304	843,013	4.35	18,857,818	764,305	4.05
Loans[3]	198,625,907	15,617,761	7.86	184,690,712	12,781,600	6.92
	221,112,530	16,605,629	7.51	205,564,449	13,608,181	6.62
Other assets	11,058,121			7,466,078		
	$232,170,651			$213,030,527		
Liabilities and Shareholders' Equity						
Interest-bearing deposits	$180,734,753	$ 7,044,480	3.90	$160,282,633	$ 4,530,508	2.83
Federal funds purchased and repurchase agreements	7,072,189	271,502	3.84	10,915,239	253,864	2.33
Subordinated debentures, notes payable and FHLB advances	10,805,218	695,864	6.44	10,500,000	592,956	5.65
	198,612,160	8,011,846	4.03	181,697,872	5,377,328	2.96
Non-interest-bearing deposits	17,505,342			16,457,530		
Other liabilities	743,435			821,761		
Shareholders' Equity	15,309,714			14,053,364		
	$232,170,651			$213,030,527		
Net interest income (tax equivalent basis)		8,593,783			8,230,853	
Net interest spread on earning assets (tax equivalent basis)			3.48%			3.66%
Net interest margin on earning assets (tax equivalent basis)			3.89			4.00
Average interest-earning assets to average interest-bearing liabilities			111.33			113.14
Tax equivalent adjustment		115,840			69,885	
Net interest income		$ 8,477,943			$ 8,160,968	

1 Includes Federal Home Loan Bank Stock.
2 Adjusted to a fully tax equivalent basis.
3 Includes loans held for sale and non-accrual loans.

Although the impact of prime rate increases is positive on the interest income generated on new loan volume and many existing variable rate loan products, the rising rate environment over the past few years negatively impacted the Bank's expense to retain and attract both local and brokered deposits. As displayed in the table above, in 2006 the Bank experienced a more significant increase in rates paid on funding sources as compared to increases to rates earned on invested assets. As a result, the Company's net interest spread declined by 18 basis points, from 3.66% in 2005 to 3.48% in 2006, and the Company's net interest margin (tax equivalent) on earning assets decreased by 11 basis points. The margin was 3.89% for the twelve months ended December 31, 2006 and 4.00% for the twelve months ended December 31, 2005.

As a further demonstration of the effect of rates and volume on this outcome, below is a table displaying the change in interest income and interest expense on interest-earning assets and interest-bearing liabilities segregated between change due to volume and change due to rate:

	Year Ended December 31, 2006 over 2005		
	Total	Volume	Rate
Increase (decrease) in interest income			
Federal funds sold and interest-bearing deposits with banks	$ 82,579	$ 42,869	$ 39,710
Securities[1]	78,708	21,226	57,482
Loans	2,836,161	1,011,212	1,824,949
Net change in interest income	2,997,448	1,075,307	1,922,141
Increase (decrease) in interest expense			
Interest-bearing deposits	2,513,971	812,716	1,701,255
Federal funds purchased and repurchase agreements	17,638	(109,800)	127,438
Subordinated debentures, notes payable and FHLB advances	102,908	17,651	85,257
Net change in interest expense	2,634,517	720,567	1,913,950
Net change in net interest income	$ 362,931	$ 354,740	$ 8,191

1 Adjusted to a fully tax equivalent basis.

Net interest margin compression was a factor in 2006 as anticipated. The lag in deposit rate increases, which benefited the Company in the past two years, had a detrimental effect on the net interest margin once increases to the internal prime lending rate ceased. Based on the current condition of the economy, management believes that the national federal funds rate, which drives the Bank's internal prime lending rate, is likely to remain stable for a large portion of 2007. Any future movements are anticipated to be decreases from the current level of 8.25%. Further net interest margin compression is anticipated in 2007 as $106.3 million in time deposits are repricing during the year.

The provision for loan losses was $721,000 for 2006 compared to $854,000 for 2005. The 2006 expense was significantly impacted by greater loan charge-off activity during the year. The expense in 2005 was adversely impacted by a troubled commercial relationship, identified in the fourth quarter of that year, requiring an increase in allocated loan losses in the allowance related to these credits. Management continues to review the allowance with the intent of maintaining it at an appropriate level. The provision may be increased or decreased in the future as management continues to monitor the loan portfolio and actual loan loss experience. Management believes that the allowance level is adequate and justifiable based on the factors discussed earlier (see Financial Condition).

Non-interest income recorded in 2006 was $1.5 million, which reflects a $254,000 increase since 2005. The 20% increase was largely related to increased gains on loan sales. The gains were from the sale of the guaranteed portion of SBA loans.

Late in 2005, the Bank hired an experienced SBA lender to develop an SBA lending program. The gains reflected in the 2006 results are attributed to the sale of the guaranteed portion, typically 75% to 80% of the total principal, of saleable SBA loans originated by the Bank. As a result of our aggressive approach to this new initiative, $188,000 in gains were recorded in the second half of 2006. In the past, gains on loan sales came solely from the mortgage area. Ignoring the effect of the SBA initiative, mortgage-related gains were pretty flat for the twelve-month periods of 2005 and 2006. It is not surprising that mortgage-related loan gains are stagnant given the condition of the state's economy and the corresponding softness of the state's real estate market. Nonetheless, management is optimistic about future revenue from both SBA and mortgage-related loan sales. The mortgage loan optimism stems from additional resources and a new market territory. The Mortgage Company hired an additional originator in the fourth quarter of 2006 to cover customer needs at the Harvey Street Branch.

For the year, non-interest expenses were $7.4 million, an increase of 9% over 2005. Salaries and benefits differences comprised $201,000 of the year over year increase. There were 11 more full-time equivalent employees at December 31, 2006 compared to December 31, 2005. A majority of the additional staff were connected with the opening of a fourth banking location. Along with the staff additions, there were annual salary adjustments and increased benefit costs. Although two existing branch locations are being relocated to larger facilities in 2007, very few new positions are anticipated for these two branches. The greater part of the aforementioned full-time additions will likely be in the lending and operations areas.

Furniture, equipment and occupancy expenses increased $128,000 between 2005 and 2006. Maintenance contracts on equipment rose $22,000 since 2005. Property tax expenses for the land purchases made over the last two years and additional building insurance for the construction projects added $32,000 to the totals. There was $35,000 of associated expenses for terminating our North Muskegon lease early. Since the branch in Norton Shores did not open until November there was not a huge impact on overall depreciation expenses. There was $29,000 of additional depreciation recorded in the last quarter of 2006 attributable to the Harvey Street Branch. Depreciation expense will rise significantly in 2007 as a result of the opening of the North Muskegon and Grand Haven locations as well as twelve full months of the Norton Shores facility. One offsetting factor to the depreciation will be the elimination of rental expense.

Advertising expenses increased $86,000, or 61% in 2006. The Bank continued its image campaign, instituted in 2005, throughout the local marketplace utilizing billboards, television commercials and other media. A major topic of the media blitz was the new locations and the new staff. In 2007, the Bank intends on continuing its active marketing campaign including additional expenses for the promotion of our North Muskegon and Grand Haven locations.

Data processing increased $20,000. The modest increase is the result of a contract renegotiation with the Bank's third-party data processor in July of 2006. The lower fee structure helped offset higher transaction volume due to general growth in both the loan and deposit customer base.

Professional services expense increased $64,000 since 2005. There was a marked increase in legal expenses in 2006. In addition to the legal counseling received for personnel matters, the Bank defended its position in several lawsuits with customers. Lawsuits of this nature are deemed incidental to the banking business. There have been no contingent liabilities accrued in relation to any of the legal proceedings.

Other operating expenses increased 8% or $106,000. There are two sources that are mainly responsible for the increase in this total, loan collection expenses and miscellaneous losses. Each are explained below.

In 2006, the Bank recorded higher loan collection expenses. The increase was $61,000 between 2005 and 2006. As there were more problem loan issues encountered, especially the foreclosed properties discussed earlier (Financial Condition), and higher charged off loan totals, it is reasonable that there would be higher expenses in this area. Expenses of this nature are expected and ongoing.

The Bank incurred a loss on a local debit card fraud incident occurring in November of 2006. A local vendor experienced a security breach in its system which was illicitly housing debit card transaction information. The breach resulted in thousands of debit card numbers being used for fraudulent charges. The losses affected most banks and credit unions in the area, not just the Bank. The Bank's losses were approximately $58,000. In the fourth quarter, $50,000 of the total was charged to miscellaneous losses and an insurance claim was submitted for the remaining portion. The amount charged off is essentially the insurance deductible for claims of this nature. As debit and credit card crimes are escalating throughout the world, the Bank continues to assess its procedures for handling fraud alerts. A due amount of care is given to each situation concerning both customer impact and potential Bank losses.

The Company had a consolidated federal tax expense of $569,000 in 2006, 30% of its earnings. For 2005, the Company had a consolidated federal tax expense of $572,000, 32% of its earnings. The Bank was able to reduce its federal tax expense by increasing its holdings of tax-exempt municipal securities. It is anticipated that the concentration of these types of municipal holdings within the Bank's investment portfolio will remain the same or increase slightly. As a result, future earnings of the Company are anticipated to be taxable at a rate below 34%.

LIQUIDITY AND INTEREST RATE SENSITIVITY

The Company's Asset Liability Committee ("ALCO"), which includes senior management and the Bank's Controller and Assistant Controller, monitors and manages liquidity and interest rate risk. ALCO reports to the Board of Directors and operates within Board approved policy limits. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers with credit needs or depositors wanting to withdraw funds.

In addition to normal loan funding and deposit flow, the Bank needs to maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2006, the Bank had a total of $37.3 million in unfunded loan commitments and $2.6 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $39.1 million were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $0.8 million were for loan commitments scheduled to close and become funded within the next month. The bank monitors fluctuations in loan balances and commitment levels, and includes such data in overall liquidity management.

As of December 31, 2006, the Bank had $24.5 million of established federal funds purchase lines through its correspondent banks. Although the Bank strives to be a seller of federal funds it recognizes the importance of the established lines in times of unexpected activity. Given the annual asset growth of the Bank, it is prudent to periodically seek increases to this funding source. The Bank increased its available credit under federal funds purchased lines by $4.5 million in 2006.

A second source of liquidity is the FHLB of Indianapolis and its various borrowing programs. The Bank has been a member since purchasing stock late in 1999 and has secured Board approval to borrow up to $20.0 million. Currently the Bank has FHLB advances of $6.0 million outstanding. All FHLB borrowings require the Bank to pledge collateral consisting of either real estate loans or high quality government securities. Additional advances are limited to the amount of collateral available to pledge. At December 31, 2006, there were securities with a market value of $5.7 million but no additional qualified residential real estate loans available to pledge. Another viable collateral source within the Bank's loan portfolio is its pool of commercial real estate loans. At December 31, 2006, the balance of the commercial real estate portfolio was $78.0 million. However, due to the strict FHLB guidelines related to pledging these types of loans, the Bank has not chosen to actively pursue pledging commercial real estate loans.

A third way to adjust liquidity is by using established deposit brokers to purchase out-of area deposits (brokered certificates of deposits) and arrange large block settlements through the Depository Trust Company. The concentration of brokered deposits to total deposits was 37% at December 31, 2006, up from 35% at December 31, 2005. Brokered deposits increased by $12.4 million in 2006. The Bank has an internal policy that limits the concentration of brokered deposits to total deposits. The maximum concentration level is 50% under the internal policy. The branching strategy in process is intended to increase local deposits and decrease the concentration of brokered deposits, making this funding source more useful in the future.

Finally, the Bank applied to Chicago's Federal Reserve Bank for authorization to borrow from its Discount Window and is in the process of satisfying the remaining qualifications. The Federal Reserve Discount Window Primary Credit borrowing program is another short-term funding option. The program would entail pledging securities as collateral for borrowings. It is management's intention to pledge the Bank's portfolio of municipal securities to support future borrowings. Currently there are $5.9 million of municipal holdings in the investment portfolio. Primary Credit borrowings are typically at a rate above the Federal Open Market Committee's target rate for federal funds, which is currently 5.25%.

Another important responsibility of the ALCO is to monitor interest rate risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. The Company employs a variety of measurement techniques to identify and manage this risk. A sophisticated simulation model is used to analyze net interest income sensitivity. The model incorporates both actual cash flows and contractual repricing behavior as well as economic and market based assumptions provided by senior management. ALCO strives to maintain a balance between interest-earning assets and interest-bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate, differ considerably from long-term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest rate sensitive than regular savings accounts. Comparison of the repricing intervals of interest-earning assets to interest-bearing liabilities is a measure of interest sensitivity gap.

Details of the Bank's repricing gap at December 31, 2006 were:

	Interest Rate Sensitivity Period				
	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Earning assets					
Interest-bearing deposits in other financial institutions	$ 72,115	$ —	$ —	$ —	$ 72,115
Federal funds sold	5,600,000	—	—	—	5,600,000
Securities (including FHLB stock)	1,733,549	1,443,609	9,239,736	6,429,478	18,846,372
Loans	107,617,762	15,353,956	78,689,056	5,936,672	207,597,446
	115,023,426	16,797,565	87,928,792	12,366,150	232,115,933
Interest-bearing liabilities					
Savings and checking	49,368,113	—	—	—	49,368,113
Time deposits <$100,000	10,335,992	19,298,535	9,523,783	—	39,154,246
Time deposits >$100,000	31,773,098	44,845,673	31,958,136	—	108,580,971
Repurchase agreements and Federal funds purchased	4,494,614	—	—	—	4,494,614
Notes payable and Federal Home Loan Bank advances	10,900,000	—	—	—	10,900,000
	106,871,817	64,144,208	41,481,919	—	212,497,944
Net asset (liability) repricing gap	$ 8,151,609	$ (47,346,643)	$ 46,446,873	$ 12,366,150	$ 19,617,989
Cumulative net asset (liability) repricing gap	$ 8,151,609	$ (39,195,034)	$ 7,251,839	$ 19,617,989	

The interest rate sensitivity table simply illustrates what the Company is contractually able to change in certain time frames. Currently the Company has a negative twelve-month repricing gap which indicates that the Company is liability sensitive in the next twelve-month period. This position implies that increases to the national federal funds rate would have more of an impact on interest expense than on interest income during this period if there were a parallel shift in rates. For instance, if the Company's internal prime rate went up by 25 basis points and every interest-earning asset and interest-bearing liability on the Company's December 31, 2006 balance sheet, repricing in the next twelve months, adjusted simultaneously by the same 25 basis points, more liabilities would be affected than assets. At this point in time it would not be prudent to assume that deposit rates will only increase if the national federal funds rate increases, given the deposit repricing lag discussed earlier. Throughout 2006, both local and brokered deposit rates rose significantly. ALCO is continually challenged to develop methods for balancing this gap and managing interest rate sensitivity.

CAPITAL RESOURCES

The Company and the Bank are subject to regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. In general, capital amounts and classifications are subject to qualitative judgments by regulators about components, risk weighting, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

As a general practice, the Bank will seek to maintain a total risk-based capital ratio of above 10%. At this level, the Bank will have reduced FDIC insurance premiums and will be allowed to continue its use of brokered deposits. The Bank's management carefully monitors this ratio and intends to obtain capital for infusion into the Bank as necessary to maintain the 10% level. The total risk-based capital ratios of the Company and the Bank at December 31, 2006 were 10.37% and 10.45%, respectively.

During 2006, the Company contributed no capital into the Bank. The Bank's earnings were enough to support its growth of risk-based assets and maintain its total risk-based capital ratio at a level above 10%. In 2007, as the two new branches are added, the Bank's risk-based asset totals will increase; however, the Bank's earnings will be negatively affected by an increase in depreciation expense. The Company may need to contribute capital. The Company believes that it has sufficient resources to infuse the necessary capital for the Bank to maintain its well-capitalized position in 2007. The main resource available to the Company at this time is a $5.0 million revolving line of credit with LaSalle. The current outstanding balance on the line of credit is $400,000. There are no immediate plans for additional capital raising by the Company at this time.

RECENT ACCOUNTING DEVELOPMENTS

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 had no effect on the Company's financial statements for the year ending December 31, 2006.

EFFECT OF NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS: New accounting standards have been issued that the Company does not expect will have a material effect on the financial statements when adopted in future years or for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007, establish a hierarchy about the assumptions used to measure fair value for 2008, revise the accrual of post-retirement benefits associated with providing life insurance for 2008, and revise the accounting for cash surrender value for 2007.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

REPORT *of* INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Crowe

Board of Directors and Shareholders
Community Shores Bank Corporation
Muskegon, Michigan

We have audited the accompanying consolidated balance sheets of Community Shores Bank Corporation as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Shores Bank Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Grand Rapids, Michigan

March 14, 2007

CONSOLIDATED BALANCE SHEETS

December 31,	2006	2005
ASSETS		
Cash and due from financial institutions	$ 3,398,155	$ 4,361,277
Interest-bearing deposits in other financial institutions	72,115	90,182
Federal funds sold	5,600,000	200,000
Cash and cash equivalents	9,070,270	4,651,459
Securities		
Available for sale (at fair value)	13,184,437	13,983,933
Held to maturity (fair value of $5,219,555 and $4,822,327 at December 31, 2006 and 2005, respectively)	5,257,835	4,918,499
Total securities	18,442,272	18,902,432
Loans held for sale	165,070	—
Loans	207,432,376	192,644,742
Less: Allowance for loan losses	2,549,016	2,612,581
Net loans	204,883,360	190,032,161
Federal Home Loan Bank stock	404,100	425,000
Premises and equipment, net	10,958,821	5,922,886
Accrued interest receivable	1,249,680	994,219
Other assets	1,807,258	1,238,194
Total assets	$246,980,831	$222,166,351
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non-interest-bearing	$ 17,179,082	$ 16,564,735
Interest-bearing	197,103,330	173,886,366
Total deposits	214,282,412	190,451,101
Federal funds purchased and repurchase agreements	4,494,614	6,065,010
Federal Home Loan Bank advances	6,000,000	6,000,000
Subordinated debentures	4,500,000	4,500,000
Notes payable	400,000	—
Accrued expenses and other liabilities	1,185,180	650,329
Total liabilities	230,862,206	207,666,440
Shareholders' equity		
Preferred stock, no par value 1,000,000 shares authorized, none issued	—	—
Common stock, no par value; 9,000,000 shares authorized 1,466,800 and 1,436,800 shares issued and outstanding	13,274,098	12,998,670
Retained earnings	3,027,774	1,712,462
Accumulated other comprehensive loss	(183,247)	(211,221)
Total shareholders' equity	16,118,625	14,499,911
	$246,980,831	$222,166,351

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS *of* INCOME

Years ended December 31,	2006	2005
Interest and dividend income		
Loans, including fees	$15,617,761	$12,781,600
Securities, taxable	517,999	567,526
Securities, tax-exempt	209,174	126,894
Federal funds sold, FHLB dividends and other income	144,855	62,276
Total interest and dividend income	16,489,789	13,538,296
Interest expense		
Deposits	7,044,480	4,530,508
Repurchase agreements, federal funds purchased, and other debt	271,502	253,864
Federal Home Loan Bank advances and notes payable	695,864	592,956
Total interest expense	8,011,846	5,377,328
Net Interest Income	8,477,943	8,160,968
Provision for loan losses	720,701	853,728
Net Interest Income After Provision for Loan Losses	7,757,242	7,307,240
Non-interest income		
Service charges on deposit accounts	955,488	929,258
Mortgage loan referral fees	2,812	9,102
Gain on sale of loans	211,813	22,099
Gain on sale of mortgage servicing rights	—	3,088
Gain on disposal of equipment	(124)	11,925
Other	347,436	287,667
Total non-interest income	1,517,425	1,263,139
Non-interest expense		
Salaries and employee benefits	3,999,457	3,798,599
Occupancy	397,185	319,623
Furniture and equipment	434,519	384,070
Advertising	226,688	140,373
Data processing	381,035	360,912
Professional services	539,521	475,153
Other	1,412,193	1,306,541
Total non-interest expense	7,390,598	6,785,271
Income Before Federal Income Taxes	1,884,069	1,785,108
Federal income tax expense	568,757	572,427
Net Income	$ 1,315,312	$ 1,212,681
Weighted average shares outstanding	1,447,485	1,434,185
Diluted average shares outstanding	1,478,168	1,471,939
Basic earnings per share	$ 0.91	$ 0.85
Diluted earnings per share	0.89	0.82

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CHANGES *in* SHAREHOLDERS' EQUITY

December 31, 2006 and 2005	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2005	1,430,000	$12,922,314	$ 499,781	$ (22,763)	$13,399,332
Proceeds from the exercise of stock options	6,800	69,604			69,604
Tax benefit from stock option exercises		6,752			6,752
Comprehensive income:					
Net income			1,212,681		1,212,681
Unrealized loss on securities available for sale, net				(188,458)	(188,458)
Total comprehensive income					1,024,223
Balance at December 31, 2005	1,436,800	12,998,670	1,712,462	(211,221)	14,499,911
Proceeds from the exercise of stock options	40,000	400,000			400,000
Stock tendered for options exercises	(10,000)	(125,900)			(125,900)
Stock option compensation expense		1,328			1,328
Comprehensive income:					
Net income			1,315,312		1,315,312
Unrealized gain on securities available for sale, net				27,974	27,974
Total comprehensive income					1,343,286
Balance at December 31, 2006	1,466,800	$13,274,098	$3,027,774	$(183,247)	$16,118,625

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS *of* CASH FLOWS

December 31,	2006	2005
Cash flows from operating activities		
Net income	$ 1,315,312	$ 1,212,681
Adjustments to reconcile net income to net cash from operating activities:		
Provision for loan losses	720,701	853,728
Depreciation and amortization	315,340	301,812
Net amortization (accretion) of securities	25,925	33,044
Net realized gain on sale of loans	(211,813)	(22,099)
Net realized gain on disposition of equipment	124	(11,925)
Originations of loans for sale	(4,208,637)	(2,868,250)
Proceeds from loan sales	4,255,380	2,890,349
Stock option compensation expense	1,328	—
Tax benefit from stock option exercises	—	6,752
Net change in:		
Accrued interest receivable and other assets	(1,263,659)	(366,933)
Accrued interest payable and other liabilities	534,851	(151,646)
Net cash from operating activities	1,484,852	1,877,513
Cash flows from investing activities		
Activity in available for sale securities:		
Maturities, pre-payments and calls	4,053,680	2,234,298
Purchases	(3,224,798)	—
Activity in held to maturity securities:		
Maturities	185,000	155,000
Purchases	(537,262)	(4,679,975)
Loan originations and payments, net	(15,147,177)	(21,425,628)
Redemption of Federal Home Loan Bank Stock	20,900	—
Proceeds from the disposal of equipment	—	15,000
Additions to premises and equipment, net	(5,351,399)	(3,684,778)
Net cash from investing activities	(20,001,056)	(27,386,083)
Cash flows from financing activities		
Net change in deposits	23,831,311	31,630,578
Net change in federal funds purchased and repurchase agreements	(1,570,396)	(3,915,768)
Other borrowing activity:		
Draws on notes payable and line of credit	600,000	—
Paydowns on notes payable and line of credit	(200,000)	—
Net proceeds from exercises of stock options	274,100	69,604
Net cash used in financing activities	22,935,015	27,784,414
Net change in cash and cash equivalents	4,418,811	2,275,844
Beginning cash and cash equivalents	4,651,459	2,375,615
Ending cash and cash equivalents	$ 9,070,270	$ 4,651,459
Supplemental cash flow information:		
Cash paid during the period for interest	$ 7,976,456	$ 5,430,370
Cash paid during the period for federal income tax	520,000	785,000
Transfers from loans to foreclosed assets	424,723	48,257

See accompanying notes to consolidated financial statements.

NOTES *to* CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Community Shores Bank Corporation (the "Company") and its wholly-owned subsidiaries, Community Shores Financial Services ("CS Financial Services"), and Community Shores Bank (the "Bank"), and the Bank's wholly-owned subsidiary, Community Shores Mortgage Company (the "Mortgage Company"), after elimination of significant intercompany transactions and accounts.

NATURE OF OPERATIONS: The Company was incorporated on July 23, 1998 under Michigan law and is a financial holding company owning all of the common stock of the Bank. The Bank is a Michigan banking corporation with depository accounts insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a range of commercial and consumer banking services in West Michigan, primarily in Muskegon County, which includes the cities of Muskegon and North Muskegon, and Northern Ottawa County, which includes the city of Grand Haven. Those services reflect the Bank's strategy of serving small to medium-sized businesses, and individual customers in its market area. Services for businesses include commercial loans and traditional business accounts. Management focuses the Bank's retail banking strategy on providing traditional banking products and services, including automated teller machines, computer banking, telephone banking and automated bill-paying services to individuals and businesses in the Bank's market area. The Bank began operations on January 18, 1999.

The Mortgage Company, a wholly-owned subsidiary of the Bank, was formed on March 1, 2002 by transferring a majority of the Bank's commercial and residential real estate loans in exchange for 100% of the equity capital of the Mortgage Company. On the day that the Mortgage Company commenced operations it began originating residential mortgage loans with the intent to sell them to a third party for a profit. The Bank services all of the portfolio loans held by the Mortgage Company pursuant to a servicing agreement. Management chose to form the Mortgage Company to provide better customer service and to increase the profitability of the mortgage function as well as the consolidated Company.

The Company filed an election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and on September 27, 2002 received regulatory approval. At that time the Company formed CS Financial Services. Prior to 2005, CS Financial Services held a 1.86% ownership interest in the Michigan Bankers Insurance Center, LLC. In April of 2005, the partnership was legally dissolved. Currently the only source of revenue that CS Financial Services receives is referral fee income from a local insurance agency, Lakeshore Employee Benefits, formerly Lead Financial. Lakeshore Employee Benefits offers, among other things, employer-sponsored benefit plans. CS Financial Services has the opportunity to earn a referral fee for each sale of employer-sponsored benefits that is transacted by Lakeshore Employee Benefits as a result of a referral made by CS Financial Services.

Community Shores Capital Trust I ("the Trust"), was formed in December 2004. The Company owns all of the common securities of this special purpose trust. The Trust is not consolidated and exists solely to issue capital securities.

USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements, which are susceptible to change in the near term, include the allowance for loan losses and the fair value of financial instruments.

CASH FLOW REPORTING: Cash and cash equivalents includes cash, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as FHLB stock are carried at cost. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level yield method without anticipating prepayments. Gains and losses on sales are based on the amortized cost of the security sold.

Declines in the fair value of securities below their cost that are other than temporary are reflected in realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregated basis. Loans sold to outside investors are sold servicing released. There were loans totaling $165,070 for sale at December 31, 2006 but no loans held for sale at December 31, 2005.

Interest income is accrued on the unpaid principal using the interest method assigned to the loan product and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Consumer and credit card loans are typically put on non-accrual status or charged off no later than 120 days past due.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income at the time the loan is assigned non-accrual status. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.

Management estimates the allowance balance required using past industry and historical loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

FORECLOSED ASSETS: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

PREMISES AND EQUIPMENT: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. These balances are not deposits and are not covered by federal deposit insurance. Securities are pledged to cover these liabilities.

STOCK COMPENSATION: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-based Payment*, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before taxes of $1,779, a reduction in net income of $1,328. There was no effect on basic or diluted earnings per share because of the insignificance of the expense relative to the basic and diluted shares outstanding.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on the net income and the earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation* for the year ending December 31, 2005:

	2005
Net income as reported	$1,212,681
Deduct: stock-based compensation expense determined under fair value based method (net of taxes)	139,923
Amount expensed in period (net of taxes)	—
Pro forma net income	$1,072,758
Basic earnings per share as reported	$ 0.85
Pro forma basic earnings per share	0.75
Diluted earnings per share as reported	0.82
Pro forma diluted earnings per share	0.73

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Standby letters of credit are considered guarantees in accordance with FASB Interpretation No. 45 and are recorded at fair value.

EARNINGS PER COMMON SHARE: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. In 2006, the dilutive effect of options outstanding added an additional 30,683 shares to the diluted earnings per share calculation. In 2005, they added 37,754 additional shares. In 2006, stock options for 18,000 shares of common stock were not considered in computing diluted earnings per share because they were anti-dilutive.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Currently, management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH: The Bank was required to have $829,000 of cash on hand, or on deposit, with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2006. These balances do not earn interest. The requirement at year-end 2005 was $968,000.

DIVIDEND RESTRICTIONS: The Company and the Bank are subject to banking regulations which require the maintenance of certain capital levels and positive retained earnings and may limit the amount of dividends thereafter.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, pre-payments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

EFFECT OF NEW ACCOUNTING STANDARDS: In September 2006, the Securities Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 had no effect on the Company's financial statements for the year ending December 31, 2006.

EFFECT OF NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS: New accounting standards have been issued that the Company does not expect will have a material effect on the financial statements when adopted in future years or for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007, establish a hierarchy about the assumptions used to measure fair value for 2008, revise the accrual of post-retirement benefits associated with providing life insurance for 2008, and revise the accounting for cash surrender value for 2007.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

INDUSTRY SEGMENTS: While Management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered to be aggregated in one reportable segment.

RECLASSIFICATION: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2

SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale			
2006			
US Government and federal agency	$ 6,015	$(108,742)	$ 4,408,178
Municipals	4,500	(2,778)	707,516
Mortgage-backed	5,452	(182,094)	8,068,743
	$15,967	$(293,614)	$13,184,437

	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale			
2005			
US Government and federal agency	$ —	$(166,450)	$ 5,360,898
Municipals	6,009	(7,928)	706,641
Mortgage-backed	5,953	(157,616)	7,916,394
	$11,962	$(331,994)	$13,983,933

There were no dispositions of available for sale securities in 2006 or 2005.

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to Maturity				
2006				
Municipals	$5,257,835	$2,552	$(40,832)	$5,219,555
2005				
Municipals	$4,918,499	$2,327	$(98,499)	$4,822,327

The fair value of debt securities and carrying amount, if different, at year-end 2006 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately:

	Available for Sale	Held to Maturity	
	Fair Value	Carrying Amount	Fair Value
Due in one year or less	$ 1,360,927	$ —	$ —
Due from one to five years	3,158,074	1,170,028	1,166,725
Due in more than five years	596,693	4,087,807	4,052,830
Mortgage-backed	8,068,743	—	—
	$13,184,437	$5,257,835	$5,219,555

Securities with unrealized losses not recognized in income at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

Description of Securities	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2006						
US Government and federal agency	$ 973,437	$ 15,548	$ 2,929,242	$ 93,194	$ 3,902,679	$ 108,742
Municipals	1,317,074	3,559	3,064,684	40,051	4,381,758	43,610
Mortgage-backed	995,451	14,296	6,178,661	167,798	7,174,112	182,094
Total temporarily impaired	$3,285,962	$ 33,403	$12,172,587	$301,043	$15,458,549	$334,446
2005						
US Government and federal agency	$ —	$ —	$ 5,360,898	$166,450	$ 5,360,898	$166,450
Municipals	4,695,870	98,987	361,328	7,440	5,057,198	106,427
Mortgage-backed	3,639,573	49,448	3,956,029	108,168	7,595,602	157,616
Total temporarily impaired	$8,335,443	$148,435	$ 9,678,255	$282,058	$18,013,698	$430,493

The Company evaluates securities for other-than-temporary impairment on a monthly basis. No unrealized losses have been recognized into income as a result. In performing the evaluation, consideration is given to the length of time and the extent to which the fair value has been less than cost, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value and whether the securities are issued by the federal government or its agencies. At December 31, 2006, thirty-seven debt securities had unrealized losses with aggregate depreciation of 2.16% from the Company's amortized cost basis. Twenty-six of the thirty-seven securities are issued by government agencies. As management has the ability to hold these debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

At year-end 2006 and 2005, there were no holdings of securities of any one issuer, other than US Government and its agencies, in an amount greater than 10% of shareholders' equity.

Securities pledged at year-end 2006 had a carrying amount of $6,820,794 and were pledged to secure repurchase agreements and Federal Home Loan Bank advances. Pledged securities at year-end 2005 had a carrying amount of $10,376,141.

NOTE 3

LOANS

Loans at year-end were as follows:

	2006	2005
Commercial	$ 90,422,689	$ 85,883,914
Real Estate:		
Commercial	78,012,565	68,445,169
Residential	10,172,321	9,366,098
Construction	1,334,276	1,636,526
Consumer	27,616,155	27,445,727
	207,558,006	192,777,434
Less: Allowance for loan losses	(2,549,016)	(2,612,581)
Net deferred loan fees	(125,630)	(132,692)
Loans, net	$204,883,360	$190,032,161

Activity in the allowance for loan losses for the year was as follows:

	2006	2005
Beginning balance	$2,612,581	$2,039,198
Charge-offs	(841,693)	(311,056)
Recoveries	57,427	30,711
Provision for loan losses	720,701	853,728
Ending balance	$2,549,016	$2,612,581

Impaired loans were as follows:

	2006	2005
Year-end loans with no allocated allowance for loan losses	$ 244,329	$ —
Year-end loans with allocated allowance for loan losses	1,209,023	1,773,036
Total	$ 1,453,352	$1,773,036
Amount of the allowance for loan losses allocated	$ 230,856	$ 564,454

	2006	2005
Average of impaired loans during the year	$ 1,090,796	$ 625,295
Interest income recognized during impairment	15,602	8,845
Cash-basis interest income recognized	10,366	7,341

Non-performing loans were as follows:

	2006	2005
Loans past due over 90 days still on accrual	$ 729,965	$ 378,658
Non-accrual loans	400,597	748,990

Non-performing loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

NOTE 4

PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2006	2005
Land & land improvements	$ 4,913,807	$3,744,028
Buildings & building improvements	4,069,215	1,689,664
Furniture, fixtures and equipment	2,922,359	2,245,604
Construction in Process	1,082,722	273,738
	12,988,103	7,953,034
Less: accumulated depreciation	2,029,282	2,030,148
	$10,958,821	$5,922,886

Depreciation expense was $315,340 and $301,812 for 2006 and 2005 respectively.

The Bank built a fourth location in 2006 in Norton Shores and began construction on two other buildings intended for the North Muskegon and Grand Haven branches which are currently operated out of leased space. Additionally, the Bank purchased property located on Apple Avenue at Quarterline for a possible fifth banking facility.

NOTE 5

DEPOSITS

Deposits at year-end are summarized as follows:

	2006	2005
Non-interest-bearing DDA	$ 17,179,082	$ 16,564,735
Interest-bearing DDA	18,606,890	23,465,273
Money market	17,648,173	17,408,588
Savings	13,113,050	14,432,484
Certificate of deposit	147,735,217	118,580,021
	$214,282,412	$190,451,101

Time deposits of $100,000 or more were $108,580,971 and $89,657,191 at year-end 2006 and 2005, respectively.

Scheduled maturities of time deposits, as of year-end 2006, were as follows:

2007	$106,255,405
2008	33,288,080
2009	713,041
2010	1,616,611
2011	5,862,080
	$147,735,217

Brokered time deposits were $78,468,820 at year-end 2006 and $66,082,872 at year-end 2005, respectively.

NOTE 6

SHORT-TERM BORROWINGS

Short-term borrowings are generally comprised of federal funds purchased and repurchase agreements. Federal funds purchased are overnight borrowings from various correspondent banks. Repurchase agreements are advances by customers that are not covered by federal deposit insurance. This obligation of the Bank is secured by bank-owned securities held by a third-party safekeeping agent.

The balances at year-end are shown below:

	Repurchase Agreements	Federal Funds Purchased
Outstanding at December 31, 2006	$4,494,614	$ —
Average interest rate at year-end	3.34%	—%
Average balance during year	4,993,710	2,078,479
Average interest rate during year	3.17	5.46
Maximum month end balance during year	5,758,378	6,700,000
Outstanding at December 31, 2005	$6,065,010	$ —
Average interest rate at year-end	2.83%	—%
Average balance during year	7,757,732	3,157,507
Average interest rate during year	1.88	3.42
Maximum month end balance during year	10,776,372	10,600,000

NOTE 7

FEDERAL HOME LOAN BANK ADVANCES

Year-end advances from the FHLB are as follows:

Maturity Date	Current Interest Rate	2006	2005
March 24, 2010	5.99%	$1,500,000	$1,500,000
November 3, 2010	5.95	2,000,000	2,000,000
December 13, 2010	5.10	2,500,000	2,500,000
		$6,000,000	$6,000,000

After November 2003, all three advances were eligible to convert to a floating rate index at the option of the FHLB. As of December 31, 2006, the FHLB had not exercised their option in any of the cases. If the FHLB exercises its conversion option, the advances may be repaid without penalty.

The Bank had both securities and loans pledged as collateral for the above advances at year-end 2006. The fair value of the securities pledged was $1,754,336 and the total of loans pledged was $8,004,973. At year-end 2005, the fair value of the securities was $2,176,248 and the total of loans pledged was $8,229,026.

NOTE 8

SUBORDINATED DEBENTURES

Community Shores Capital Trust I ("the Trust"), a business trust formed by the Company, sold 4,500 Cumulative Preferred Securities ("trust preferred securities") at $1,000 per security in a December 2004 offering. The proceeds from the sale of the trust preferred securities were used by the Trust to purchase an equivalent amount of subordinated debentures from the Company. The trust preferred securities and subordinated debentures carry a floating rate of 2.05% over the 3-month LIBOR and was initially set at 4.55125%. The stated maturity is December 30, 2034. The securities are redeemable at par after five years and are, in effect, guaranteed by the Company. Distributions on the trust preferred securities are payable quarterly on March 30th, June 30th, September 30th and December 30th. Under certain circumstances, distributions may be deferred up to 20 calendar quarters. However, during any such deferrals, interest accrues on any unpaid distributions at a floating rate of 2.05% over the 3-month LIBOR. The subordinated debentures are carried on the Company's consolidated balance sheet as a liability and the interest expense is recorded on the Company's consolidated statement of income. The current rate of interest is 7.41%.

NOTE 9

NOTES PAYABLE

The Company has a $5 million revolving line of credit with LaSalle. The total balance outstanding at December 31, 2006 was $400,000. There was no balance on the line at December 31, 2005. The Company made three draws of $200,000 during the first nine months of the year, one in each quarter. During the third quarter, the Company made a payment of $200,000 using proceeds received from employee stock option exercises. The outstanding principal bears interest at a rate of 90 basis points below LaSalle's prime lending rate, which is currently 8.25%. Interest is owed quarterly in arrears on the first business day of February, May, August, and November until the principal of this note is paid. The borrowings may be prepaid in whole or in part without any prepayment penalty. The proceeds were essentially used for the general operating expenses of the Company.

NOTE 10

BENEFIT PLANS

The Company's 401(k) benefit plan allows employee contributions up to the dollar limit set by law which was $15,000 in 2006. The Company shifted to a Safe Harbor 401(k) Plan in 2006. The matching formula during the 2006 plan year was 100% of the first 3% of compensation contributed and 50% of the next 3%. In 2005, the matching formula was equal to 75% of the first 6% of the compensation contributed. Essentially the maximum matching contribution for both plan years was unchanged at 4.5% of compensation contributed. The match expense for 2006 and 2005 was $110,040 and $131,066, respectively.

NOTE 11

LEASES

The Bank has one operating lease agreement for its Grand Haven location. The lease expires in August 2007. The Bank is currently building a branch in the Grand Haven area and intends to relocate its existing offices in the third quarter of 2007. The future minimum lease payments are as follows at December 31, 2006:

2007	$43,681

For years ended December 31, 2006 and 2005, rental expense was $83,334 and $88,770, respectively.

NOTE 12

INCOME TAXES

The consolidated provision for income taxes is as follows:

	2006	2005
Current payable	$ 460,724	$ 733,946
Deferred benefit	108,033	(161,519)
	$ 568,757	$ 572,427

The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities as of December 31, 2006 and 2005:

	2006	2005
Deferred tax asset		
Allowance for loan losses	$ 741,102	$ 806,738
Non-accrual loans	30,707	7,324
Organization costs	340	2,380
Deferred loan costs, net	42,715	45,115
Unrealized loss on securities available for sale	94,400	108,811
Other	680	189
	909,944	970,557
Deferred tax liabilities		
Depreciation	(119,254)	(73,585)
Accretion on securities	(2,021)	(1,304)
Prepaid expenses	(34,222)	(32,303)
Other	(13,526)	—
	(169,023)	(107,192)
Net deferred tax asset	$ 740,921	$ 863,365

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Management has concluded that a valuation allowance is not needed.

A reconciliation of the difference between federal income tax expense and the amount computed by applying the statutory rate of 34% in 2006 and 2005 is as follows:

	2006	2005
Tax at statutory rate	$640,583	$606,937
Tax-exempt interest income	(57,970)	(38,286)
Other	(13,856)	3,776
Federal income taxes	$568,757	$572,427

NOTE 13

RELATED PARTY TRANSACTIONS

Loans and commitments to principal officers, directors and their affiliates in 2006 were as follows:

Beginning balance	$ 8,388,156
New loans and line advances	5,672,629
*Effect of changes in related parties	(1,595,000)
Repayments	(6,158,748)
Ending balance	$ 6,307,037

*The effect of a director retiring and no longer being considered a related party.

Deposits from principal officers, directors and their affiliates at year-end 2006 and 2005 were $2,462,165 and $3,648,289 respectively.

NOTE 14

STOCK OPTIONS

The Company has three share-based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $1,328 and $0 for 2006 and 2005, respectively. The total income tax benefit recorded was $0 and $6,752 for 2006 and 2005.

STOCK OPTION PLANS: Options to buy stock were granted to officers under the *1998 Employee Stock Option Plan,* which provided for issue of options for up to 150,000 shares of stock of the Company. Exercise price is not less than the market price at date of grant. The maximum option term is ten years, and presently outstanding options vest over three years.

Options to buy stock were granted to nonemployee directors of the Company under the *Director Stock Option Plans of 2003 and 2005.* Both plans provided for the issuance of options for up to 20,000 shares of stock of the Company. The exercise price for options issued under these plans was not less than the market price per share as of the date of grant. The maximum option term is ten years for both grants. Outstanding options under this plan were exercisable in full as of the date the options were granted.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date (no options were granted in 2006):

	2005
Risk-free interest rate	4.48%
Expected option life	8.55 yrs
Expected stock price volatility	32.77%
Dividend yield	—%
Computed fair value	$7.26

A summary of the activity in the plans is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	155,775	$10.55		
Granted	—			
Exercised	(40,000)	10.00		
Forfeited or expired	—	—		
Outstanding at end of year	115,775	$10.74	4.4	$303,331
Exercisable at end of year	115,775	$10.74	4.4	$303,331

A summary of changes in the Company's nonvested options for the year follows:

	Shares	Weighted Average Price
Issued and unvested at January 1, 2006	281	$10.28
Vested	(281)	10.28
Forfeited	—	—
Issued and unvested at December 31, 2006	—	—

Information related to stock option plans during each year follows:

	2006	2005
Instrinsic value of options exercised	$103,600	$20,936
Cash received from option exercises	400,000	69,604
Tax benefit realized from option exercises	—	6,752
Weighted average fair value of options granted	—	7.26

As of December 31, 2006, there were no unvested options and therefore no unrecognized compensation cost related to options granted. Additionally, there were only 2,000 shares available for grant.

NOTE 15

CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2006 and 2005, the Bank was designated as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that date that management believes have changed the Bank's category.

Actual and required capital amounts and ratios for 2006 and 2005 are presented below:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006						
Total Capital to risk-weighted assets of the Bank	$23,532,791	10.45%	$18,020,232	8.00%	$22,525,290	10.00%
Tier one (Core) Capital to risk-weighted assets of the Bank	20,983,775	9.32	9,010,116	4.00	13,515,174	6.00
Tier one (Core) Capital to average assets of the Bank	20,983,775	8.73	9,618,321	4.00	12,022,901	5.00
2005						
Total Capital to risk-weighted assets of the Bank	$21,683,639	10.70%	$16,230,267	8.00%	$20,287,834	10.00%
Tier one (Core) Capital to risk-weighted assets of the Bank	19,148,629	9.44	8,115,134	4.00	12,172,700	6.00
Tier one (Core) Capital to average assets of the Bank	19,148,629	8.70	8,801,143	4.00	11,001,429	5.00

In addition to the limitations on tier one capital, Federal Reserve guidelines limit the amount of allowance for loan losses that can be included in tier two capital. In general only 1.25% of net risk-weighted assets is allowed to be included. At December 31, 2006, the entire balance of the allowance for loan losses, $2,549,016, was counted in the calculation. At year-end 2005, only $2,535,278 was counted as tier two and $77,303 was disallowed.

The Bank received no contributions of capital from the Company in 2006. In 2005, the Company contributed $500,000 of the proceeds from the trust preferred securities to the Bank's capital account.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends the Bank can transfer to the Company and on the capital levels that must be maintained. At year-end 2006, under the most restrictive of these regulations (to remain well capitalized), the Bank could distribute approximately $1,000,000 to the Company as dividends without prior regulatory approval. At this time the Company's ability to pay dividends is dependent on the Bank.

NOTE 16

OFF-BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year-end:

	2006		2005	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit	$1,947,562	$34,539,370	$ 613,904	$35,959,399
Unused standby letters of credit	—	2,649,000	1,350,000	—
Commitments to make loans	816,646	—	271,127	—

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.00% to 10.00% and maturities ranging from 1 month to 10 years.

NOTE 17

FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year end:

	2006		2005	
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 9,070	$ 9,070	$ 4,651	$ 4,651
Securities available for sale	13,184	13,184	13,984	13,984
Securities held to maturity	5,258	5,220	4,918	4,822
Loans held for sale	165	165	—	—
Loans, net	204,883	204,770	190,032	190,491
FHLB stock	404	404	425	425
Accrued interest receivable	1,250	1,250	994	994
Financial liabilities				
Deposits	214,282	215,571	190,451	189,822
Federal funds purchased and repurchase agreements	4,495	4,495	6,065	6,065
FHLB advances	6,000	6,207	6,000	6,206
Subordinated debentures	4,500	4,500	4,500	4,500
Notes payable	400	400	—	—
Accrued interest payable	330	330	294	294

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. Estimated fair value for other financial instruments and off-balance sheet loan commitments are considered to approximate carrying value.

NOTE 18

PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS
December 31,

	2006	2005
ASSETS		
Cash and cash equivalents	$ 303,470	$ 124,551
Investment in and advances to Community Shores Bank	20,800,528	18,937,408
Investment in and advances to Community Shores Financial Services	26,045	20,601
Investment in and advances to Community Shores Trust	57	—
Equipment, net	3,542	6,042
Other assets	18,379	17,282
Total assets	$21,152,021	$19,105,884
LIABILITIES AND EQUITY		
Accrued expenses and other liabilities	$ 133,396	$ 105,973
Notes payable	400,000	—
Subordinated debentures	4,500,000	4,500,000
Shareholders' equity	16,118,625	14,499,911
Total liabilities and shareholders' equity	$21,152,021	$19,105,884

CONDENSED STATEMENTS OF INCOME
Years ended December 31,

	2006	2005
Other income	$ 6,177	$ 9,524
Interest expense	(354,841)	(251,870)
Other expense	(446,965)	(597,454)
Loss before income tax benefit and undistributed subsidiary income	(795,629)	(839,800)
Equity in undistributed subsidiary income	1,840,590	1,766,949
Federal income tax benefit	(270,351)	(285,532)
Net income	$ 1,315,312	$ 1,212,681

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31,

	2006	2005
Cash flows from operating activities		
Net income	$ 1,315,312	$ 1,212,681
Equity in undistributed subsidiary income	(1,840,590)	(1,766,949)
Adjustments:		
Depreciation and amortization	2,500	—
Stock option compensation expense	1,328	—
Tax benefit from stock option exercises	—	6,752
Net change in:		
Change in other assets	(1,097)	6,389
Change in other liabilities	27,423	(21,292)
Net cash from operating activities	(495,124)	(562,419)
Cash flows from investing activities		
Additions to equipment, net	—	(6,042)
Capital investment into Community Shores Bank	—	(500,000)
Capital investment into Community Shores Trust	(57)	—
Net cash from investing activities	(57)	(506,042)
Cash flows from financing activities		
Draws on notes payable and line of credit	600,000	—
Paydown on notes payable	(200,000)	—
Proceeds from exercise of stock options	274,100	69,604
Net cash from financing activities	674,100	69,604
Net change in cash and cash equivalents	178,919	(998,857)
Beginning cash and cash equivalents	124,551	1,123,408
Ending cash and cash equivalents	$ 303,470	$ 124,551

NOTE 19

OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2006	2005
Unrealized holding gains (losses) on available-for-sale securities	$ 42,385	$ (285,543)
Less reclassification adjustments for (gains) and losses later recognized in income	—	—
Net unrealized gain (loss)	42,385	(285,543)
Tax effect	(14,411)	97,085
Other comprehensive income (loss)	$ 27,974	$ (188,458)

NOTE 20

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands except per share data)	Interest Income	Net Interest Income	Net Income	Earnings Per Share Basic	Earnings Per Share Fully Diluted
2006					
First quarter	$3,810	$2,075	$364	$.25	$.25
Second quarter	4,040	2,113	342	.24	.23
Third quarter	4,287	2,164	363	.25	.25
Fourth quarter[1]	4,353	2,126	247	.17	.17
2005					
First quarter	$2,995	$1,945	$362	$.25	$.25
Second quarter	3,274	2,002	343	.24	.23
Third quarter	3,556	2,100	389	.27	.26
Fourth quarter[2]	3,713	2,114	119	.08	.08

1 *Earnings were impacted by excpenses associated with opening a fourth banking location and collection expenses incurred on non-performing loans.*

2 *Earnings were impacted by provision expense for non-performing loans.*

SHAREHOLDER INFORMATION

STOCK REGISTRAR AND TRANSFER AGENT

MELLON INVESTOR SERVICES, LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
1-800-288-9541
www.melloninvestor.com

LEGAL COUNSEL

DICKINSON WRIGHT PLLC
500 Woodward Avenue, Suite 4000
Detroit, Michigan 48226
and
200 Ottawa Avenue, N.W., Suite 900
Grand Rapids, Michigan 49503

INDEPENDENT AUDITORS

CROWE CHIZEK AND COMPANY LLC
55 Campau Avenue N.W., Suite 300
Grand Rapids, Michigan 49503

MARKET MAKERS

At January 25, 2007, the following firms were registered with Nasdaq as market makers in common stock of the Company:

CITIGROUP GLOBAL MARKETS INC.
390 Greenwich Street, 3rd Floor
New York, New York 10013

HILL, THOMPSON, MAGID AND CO.
15 Exchange Place, Suite 800
Jersey City, New Jersey 07302

HOWE BARNES INVESTMENTS, INC.
135 South LaSalle Street
Chicago, Illinois 60603

KNIGHT EQUITY MARKETS, L.P.
525 Washington Boulevard, 30th Floor
Jersey City, New Jersey 07310

MONROE SECURITIES, INC.
47 State Street
Rochester, New York 14614

OPPENHEIMER
300 River Place, Suite 4000
Detroit, Michigan 48207

STERNE, AGEE & LEACH, INC.
800 Shades Creek Parkway, Suite 700
Birmingham, Alabama 35209

STIFEL, NICOLAUS & CO., INC.
100 Light Street
Baltimore, Maryland 21202

UBS SECURITIES LLC
677 Washington Boulevard
Stamford, Connecticut 06901

WEDBUSH MORGAN SECURITIES, INC.
1000 Wilshire Boulevard, Suite 900
Los Angeles, California 90017

ANNUAL MEETING

This year's Annual Meeting will be held at 2:00 p.m., on Thursday, May 10, 2007, at the Muskegon Country Club, 2801 Lakeshore Drive, Muskegon, Michigan.

SEC FORM 10-KSB

Copies of the Company's annual report on Form 10-KSB, as filed with the Securities and Exchange Commission, are available to shareholders without charge, upon written request. Please mail your request to Tracey A. Welsh, Senior Vice President and Chief Financial Officer, at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

STOCK INFORMATION

Community Shores Bank Corporation stock is traded on the Nasdaq Capital Market under the ticker symbol "CSHB." At March 16, 2007, there were approximately 194 record holders of the Company's common stock. The Company has paid no dividends since its formation in 1998.

The following table shows the high and low sales prices for the common stock by quarter during 2006 and 2005 as reported by the Nasdaq Capital Market.

SALES PRICES

	High	Low
Calendar Year 2006		
First Quarter	$ 15.15	$ 11.50
Second Quarter	12.76	11.70
Third Quarter	12.94	12.00
Fourth Quarter	14.00	12.40
Calendar Year 2005		
First Quarter	$ 14.00	$ 12.00
Second Quarter	13.70	11.50
Third Quarter	15.86	14.22
Fourth Quarter	15.70	14.05

ADDITIONAL INFORMATION

News media representatives and those seeking additional information about the Company should contact Heather D. Brolick, President and Chief Executive Officer of the Company, at (231) 780-1800, or by writing her at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

COMMUNITY SHORES BANK DIRECTORS *and* OFFICERS

BOARD OF DIRECTORS

Gary F. Bogner
(Chairman, non-officer)
Real Estate Developer

Heather D. Brolick
President, Chief Executive Officer and Secretary, Community Shores Bank

Robert L. Chandonnet
Owner and President, The Nugent Sand Company, Inc.

Dennis L. Cherette
(Vice Chairman, non-officer)
An Owner and President, Investment Property Associates, Inc.

Bruce J. Essex
Chairman, Port City Die Cast

Steven P. Moreland
President and Chief Executive Officer, Automatic Spring Products Corporation

Joy R. Nelson
Retired Vice President, Huntington Bank

Bruce C. Rice
President, ESCO Company (chemical manufacturer)

Jonathan L. Smith
Director of Strategic Planning, Investment Property Associates, Inc.

Roger W. Spoelman
President and Chief Executive Officer, Mercy General Health Partners (regional hospital)

MANAGEMENT TEAM

Heather D. Brolick
President, Chief Executive Officer and Secretary

Ralph R. Berggren
Senior Vice President and Chief Lending Officer

Michael E. Jeruzal
Senior Vice President of Retail Lending and President of Community Shores Mortgage Company

Amy L. Schultz
Vice President and Technology/Operations Manager

Lori E. Versalle
Vice President and Branch Administrator

Tracey A. Welsh
Senior Vice President, Chief Financial Officer and Treasurer

OFFICERS OF THE BANK

Joel M. Andersen
Portfolio Manager

Faith A. Biros
Deposit Processing Manager

Monica J. Bixeman
Retail Banking Officer

Sherri S. Campbell
Vice President/ Deposit Operations Manager

John M. Clark
Vice President/ Commercial Lending Officer

Laurie L. Cordes
Vice President/ Mortgage Loan Officer

Margaret M. Coutchie
Assistant Vice President/ Controller

Lisa R. DeLass
Senior Vice President/ Mortgage Loan Officer

Jennifer L. Egeler
Assistant Controller

Thomas A. Ellis
Senior Vice President/ Mortgage Loan Officer

Melissa A. Evans
Vice President/ Commercial Lending Officer

Joseph C. Freismuth
Mortgage Loan Officer

Sharon L. Gary
Human Resources Manager

Martin B. Hillila
Vice President/ Commercial Lending Officer

Jon M. Huizenga
Mortgage Loan Officer

Robert J. Jacobs
Senior Vice President/Business Development Officer

Susan M. Kane
Vice President/Mortgage Loan Operations Manager

Alan W. Kowalski
Assistant Vice President/ Collections Manager

Kimberli A. LaVallee
Assistant Vice President/ Grand Haven Branch Manager

Jean A. Lynch
Main Office Branch Manager

Ronald Maciejewski
Vice President/ Commercial Lending Officer

Melissa S. Medendorp
Assistant Vice President/ Credit Manager

Patricia A. Nardi
Assistant Vice President/ Loan Operations Manager

Renee L. Nyblade
Vice President/ Mortgage Loan Officer

Sharon Prus
Assistant Vice President/ North Muskegon Branch Manager

Eric B. Seifert
Senior Vice President/ Commercial Lending Officer

Clinton A. Todd
Vice President/ Retail Lending

Brenda K. Trebian-Kolenda
Assistant Vice President/ Harvey Branch Manager and Business Development Officer

COMMUNITY SHORES BANK CORPORATION DIRECTORS *and* OFFICERS

BOARD OF DIRECTORS



pictured from left to right: Steven P. Moreland, Joy R. Nelson, Robert L. Chandonnet, Heather D. Brolick, Roger W. Spoelman, Dennis L. Cherette, Gary F. Bogner, Bruce C. Rice, Bruce J. Essex

Gary F. Bogner
(Chairman, non-officer)
Real Estate Developer

Heather D. Brolick
President, Chief Executive Officer and Secretary, Community Shores Bank Corporation

Robert L. Chandonnet
Owner and President, The Nugent Sand Company, Inc.

Dennis L. Cherette
(Vice Chairman, non-officer)
An Owner and President, Investment Property Associates, Inc.

Bruce J. Essex
Chairman, Port City Die Cast

Steven P. Moreland
President and Chief Executive Officer, Automatic Spring Products Corporation

Joy R. Nelson
Retired Vice President, Huntington Bank

Bruce C. Rice
President, ESCO Company (chemical manufacturer)

Roger W. Spoelman
President and Chief Executive Officer, Mercy General Health Partners (regional hospital)



Jonathan L. Smith
Director of Strategic Planning, Investment Property Associates, Inc.

EXECUTIVE OFFICERS

Heather D. Brolick
President, Chief Executive Officer and Secretary

Ralph R. Berggren
Senior Vice President

Tracey A. Welsh
Senior Vice President, Chief Financial Officer and Treasurer

designed by curran & connors, inc. / www.curran-connors.com


COMMUNITY
SHORES BANK
CORPORATION

WWW.COMMUNITYSHORES.COM

END